SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Proxy Statement dated December 5, 2006 for the Company’s annual general meeting of shareholders scheduled for December 29, 2006

VIRYANET LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: December 5, 2006	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

VIRYANET LTD.

Exhibit Index

Exhibit No.	Description

99.1	Proxy Statement dated December 5, 2006 for the Company’s annual general meeting of shareholders scheduled for December 29, 2006

3

VIRYANET LTD.

NOTICE OF AN ANNUAL GENERAL SHAREHOLDERS MEETING

TO BE HELD ON DECEMBER 29, 2006, AT 10:00 A.M., EASTERN DAYLIGHT TIME,

AT THE OFFICES OF VIRYANET, INC.

Dear Shareholders:

Notice is hereby given of the Annual General Shareholders Meeting (the “Meeting”) of ViryaNet Ltd. (the “Company”) to be held on December 29, 2006, at 10:00 a.m., eastern daylight time, at the principal executive offices of ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts, for the purposes of considering and acting on the following matters:

(i) To elect the panel of six (6) directors to the Board of Directors of the Company, each director individually to serve until his or her respective successor is elected and qualified, with the exception of (a) Ms. Ronit Lerner, who is intended to be re-elected as an external director pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), and if so elected as an external director shall serve for a fixed term of three years, and (b) Mr. Arie Ovadia, who is also intended to be elected as an external director in lieu of Mr. Peter Gyenes who shall resign from the Board on the date of the Meeting, pursuant to the Companies Law, and if so elected as an external director shall serve for a fixed term of three years.

(ii) That Kost, Forer, Gabbay & Kasierer (a member of Ernst and Young Global) be appointed as the independent auditors of the Company for the 2006 fiscal year, and that the Audit Committee of the Board of Directors be authorized to fix the remuneration of the auditors in accordance with the nature of their services.

(iii) To issue to certain directors of the Company restricted shares of the Company subject to certain restrictions.

(iv) To authorize and approve the following: (a) the conversion of a debt of US$500,000 owed by the Company to Jerusalem High-tech Founders Ltd., a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest, into Preferred A Shares at a conversion price equal to US$1.53 per each Preferred A Share, and (b) an amendment to the Company’s Articles of Association in the form attached to the Proxy Statement in order to increase the number of authorized Preferred A Shares to allow such conversion as well as additional conversions into Preferred A Shares in the future.

(v) That the Company’s Articles of Association may be, subject to the Company’s Board of Directors sole discretion, amended to effect a reverse share split of the authorized and issued Ordinary Shares and Preferred A Shares of the Company at a ratio to be determined by the Board of Directors of the Company, in its sole discretion, such that when multiplied by the closing price of the Ordinary Shares on the business day preceding the effective date of the reverse share split such price per Ordinary Share shall result in a product between $4.00 and $6.00. Any fractional Ordinary Share or Preferred A Share which result from this share exchange will not be issued, but will be rounded up and exchanged for one (1) whole share. If the reverse share split is consummated, Article 4 of the Articles of Association shall be amended to reflect the new par value of the Company’s shares.

Please see the attached Proxy Statement for further details regarding the foregoing. Whether or not you plan to attend the meeting, it is important that your shares are represented. Accordingly, please mark, sign and date the enclosed proxy card and return it in the accompanying envelope, or, follow the instructions on the face of the proxy card to vote your shares by phone.

Sincerely yours,

Albert A. Gabrielli

Chief Financial Officer

VIRYANET LTD.

8 HaMarpe St., Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 29, 2006

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of ViryaNet Ltd. (“ViryaNet” or the “Company”) of proxies in the form enclosed to be voted at the Annual General Meeting of the shareholders of the Company (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders of the Company. The Annual General Meeting will be held on December 29, 2006, at 10:00 a.m., eastern daylight time, at the offices of ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts. The Company’s mailing address in the United States is ViryaNet, Inc., 2 Willow Street, Southborough, Massachusetts, 01745, and its telephone numbers are (972)-2-584-1000 in Israel, and (508) 490-8600 in the United States.

As of November 29, 2006 (the “Record Date”), the Company had 9,560,642 Ordinary Shares, par value New Israeli Shekel 1.0 per share and 1,307,190 Preferred A Shares par value New Israeli Shekel 1.0 per share (collectively, the “Shares”) outstanding. Each Share entitles the holder thereof to one vote with respect to each of the matters submitted to the shareholders at the Annual General Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting and any postponements or adjustments thereto.

It is proposed that at the Annual General Meeting, the following resolutions be adopted:

(i) To elect the panel of six (6) directors to the Board of Directors of the Company, each director individually to serve until his or her respective successor is elected and qualified, with the exception of (a) Ms. Ronit Lerner, who is intended to be re-elected as an external director pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), and if so elected as an external director shall serve for a fixed term of three years, and (b) Mr. Arie Ovadia, who is also intended to be elected as an external director in lieu of Mr. Peter Gyenes who shall resign from the Board on the date of the Annual General, pursuant to the Companies Law, and if so elected as an external director shall serve for a fixed term of three years.

(ii) That Kost, Forer, Gabbay & Kasierer (a member of Ernst and Young Global) be appointed as the independent auditors of the Company for the 2006 fiscal year, and that the Audit Committee of the Board of Directors be authorized to fix the remuneration of the auditors in accordance with the nature of their services.

(iii) To issue to certain directors of the Company restricted shares of the Company subject to certain restrictions.

(iv) To authorize and approve the following: (a) the conversion of a debt of US$500,000 owed by the Company to Jerusalem High-tech Founders Ltd., a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest, into Preferred A Shares at a conversion price equal to US$1.53 per each Preferred A Share, and (b) an amendment to the Company’s Articles of Association in the form attached to the Proxy Statement in order to increase the number of authorized Preferred A Shares to allow such conversion as well as additional conversions into Preferred A Shares in the future.

(v) That the Company’s Articles of Association may be, subject to the Company’s Board of Directors sole discretion, amended to effect a reverse share split of the authorized and issued Ordinary Shares and Preferred A Shares of the Company at a ratio to be determined by the Board of Directors of the Company, in its sole discretion, such that when multiplied by the closing price of the Ordinary Shares on the business day preceding the effective date of the reverse share split such price per Ordinary Share shall result in a product between $4.00 and $6.00. Any fractional Ordinary Share or Preferred A Share which result from this share exchange will not be issued, but will be rounded up and exchanged for one (1) whole share. If the reverse share split is consummated, Article 4 of the Articles of Association shall be amended to reflect the new par value of the Company’s shares.

In addition, in the Annual General Meeting, the Directors will review the Management’s report on the business of the Company for the year ended December 31, 2005, as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, and will answer appropriate questions relating thereto.

At the Annual General Meeting, the Board of Directors will propose for shareholder approval for all other matters being considered at the Meeting. A resolution shall be deemed adopted if approved by a majority of the votes cast at the Meeting in person or by proxy and voting thereon, provided however that the resolution to elect Ms. Lerner and Dr. Arie Ovadia as external directors pursuant to the Companies Law shall only be deemed adopted if at least one-third of the non-controlling shareholders of the Company (the “Non-Controlling Shareholders”), represented and voting, approve such resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such resolution does not exceed one percent (1%) of the outstanding Shares of the Company.

The Company’s Annual Report on Form 20-F, containing audited financial statements for the fiscal year ended December 31, 2005 can be found in the Company’s website at the following link: http://www.viryanet.com/company/investors, or alternatively, you may contact the Company if you wish to receive a printed version of the Company’s Annual Report. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed hereto.

Any shareholder who executes and delivers a proxy may revoke it at any time before the effective exercise thereof by delivery to the Company at its United States mailing address listed above or its transfer agent, at least twenty-four (24) hours before the commencement of the Meeting or adjourned Meeting, of either a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the meeting, and also wishes to vote in person, may do so by revoking their proxy. Each form of proxy which is properly executed and returned to the Company prior to the meeting will be voted in the manner instructed by the shareholder executing it or, if no instructions are given, will be voted in favor of all of the matters to be presented at the Meeting, as described herein. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board of Directors. Subject to the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s transfer agent or at the Company’s United States mailing address listed above at least 24 hours prior to the Meeting to be validly included in the tally of Shares voted at the Meeting.

It is anticipated that this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about December 5, 2006. In addition to solicitation by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, telegram, telecopier or other personal contact. None of the officers, directors, employees or agents involved in any solicitation will receive additional compensation for such solicitation. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

The presence in person, or by proxy, or as deemed by the Companies Law to be present of two (2) or more shareholders of the Company, holding, in the aggregate, at least thirty-three and one-third percent (33 1/3%) of the Shares entitled to vote at the Annual General Meeting will constitute a quorum at the Annual General Meeting. If a quorum is not present at the scheduled time and date of the Meeting, the Meeting shall be either (i) adjourned to the same day of the week in the next following week at the same scheduled place and time of day as the adjourned meeting, unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday; or (ii) adjourned to any other day, hour and/or place as the Board of Directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the appointed start time of the meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the Meeting was convened.

If the accompanying proxy card is properly signed and returned to the transfer agent or the Company at its United States mailing address and not revoked, it will be voted in accordance with the instructions contained therein. Votes that are withheld will be excluded entirely from the counted votes. Other than for the election of individual directors, proxies may be marked as abstaining on any matter to be acted upon by shareholders. Votes withheld, abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting will not be counted as votes cast on such matters. A “non-vote” occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

ITEM 1

ELECTION OF DIRECTORS

The Articles of Association of the Company provide that our Board of Directors shall be composed of no more than nine (9) members and no fewer than three (3) members. At this time, management is recommending the six (6) nominees named in the following table for election as directors (each a “Director Nominee” and collectively, the “Director Nominees”). Currently, all such Director Nominees other than Dr. Arie Ovadia serve as directors of the Company. Unless authority to vote for the confirmation of the Director Nominees is withheld, the shares represented by all proxies received by the Board of Directors will be voted for the Director Nominees. If elected, each of the Director Nominees (other than Ms. Lerner and Dr. Arie Ovadia) shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company. If elected as external directors, Ms. Lerner and Dr. Arie Ovadia shall hold office for a period of three years following their election, unless their office is earlier vacated under any relevant provisions of the Articles of Association of the Company and the Companies Law.

In the event any of the Director Nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the Nominee Directors, if elected, would be unable to serve as a director.

Nominees for the Board of Directors

The name of each of Director Nominee, his present position with the Company, and the year in which he first became a director of the Company, where applicable, are as follows:

Name of Nominee	Current Position with the Company	Commencement of Directorship
Samuel I. HaCohen	Chairman of the Board of Directors	March 1988

Vladimir Morgenstern	Director	July 1999

Dr. Arie Ovadia	Nominee for Director

Manuel Sanchez Ortega	Director	October 2003

Ronit Lerner	Director	November 2003

Lior Bregman	Director	November 2003

The background of each Director Nominee is as follows:

Samuel I. HaCohen co-founded ViryaNet in March 1988. Since March 1988, Mr. HaCohen has served as our chairman of the board of directors. From March 1988 until February 2001, Mr. HaCohen served as our chief executive officer and as the chairman of the board of directors. Before co-founding ViryaNet, Mr. HaCohen held senior systems management positions at John Bryce Systems Ltd., a software company, and the Hadassah Hospital, Jerusalem. Mr. HaCohen holds a Bachelor of Science degree in computer science and statistics from the Hebrew University of Jerusalem and has completed all course work for a Master of Science in statistics from the Hebrew University of Jerusalem.

Vladimir Morgenstern co-founded the Company with Mr. HaCohen. He has served as one of the Company’s directors since July 1999. Mr. Morgenstern currently serves as a business and technology advisor to several start-up companies. From November 1999 until October 2001, Mr. Morgenstern served as the Company’s executive vice president, corporate programs. Mr. Morgenstern served as the Company’s technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem.

Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science degree in applied mathematics.

Arie Ovadia Dr. Arie Ovadia advises major Israeli companies on finance, accounting and valuations and is a member of the board of directors of several corporations, including Israel Discount Bank, Phoenix Insurance Company, Elite Industries, Israel Petrochemical Industries and Tadiran Communications. He has taught at New York University (New York, NY), Temple University (Philadelphia, PA) and, in Israel, at Tel Aviv and Bradford Universities. Dr. Ovadia serves as a member of the Israeli Accounting Board and is a 14-year member of the Israeli Security Authority. He holds an undergraduate degree and an MBA from Tel Aviv University and earned his PhD in economics from the Wharton School at the University of Pennsylvania.

Manuel Sanchez Ortega has served as a director of ViryaNet since October 2003. Mr. Sanchez currently serves as the chairman and chief executive officer of Telvent GIT, S.A. (Nasdaq: TLVT), a global information technology company based in Madrid, Spain. From 2000 to 2001, Mr. Sanchez was the general manager of Telvent Energia Y Medio Ambiente, a subsidiary of Telvent focused on the energy and environmental markets. From 1995 to 1999, Mr. Sanchez was the general manager for Telvent Mexico. Prior to his employment with Telvent Mexico, Mr. Sanchez served as a manager in Telvent Energia y Medio Ambiente. Mr. Sanchez received a Bachelor of Science degree in electrical engineering from the Universidad Pontificia Comillas (ICAI) of Madrid, and a Masters degree in Business Administration from the IPADE of Mexico.

Ronit Lerner has served as a director of ViryaNet since November 2003. Ms. Lerner currently serves as the chief financial officer of Shunra Ltd., a privately held software company based in Israel. Before joining Shunra in March 2006, Ms. Lerner was the chief financial officer of BMC Software Israel Ltd., a subsidiary of BMC Software, Inc. from July 2002 to March 2006. Prior to BMC, Ms. Lerner served as the director of mergers, acquisitions and accounting for ECI Telecom from 2000 until July 2002. Ms. Lerner joined the Israel accounting standards board, an affiliate of the Israel Securities Authority, at its inception in 1997 and served as a manager and senior research supervisor. During the period of 1996 to 2004, Ms. Lerner taught accounting at the Tel Aviv University. From 1994 to 1997, Ms. Lerner served as a senior manager at KPMG. Ms. Lerner received a Bachelor of Arts degree in Business Administration and Accounting from Tel Aviv Management College and received a Master in Business Administration in Finance, with honors, from Bar Ilan University. Ms. Lerner is a certified public accountant in Israel.

Lior Bregman has served as a director of ViryaNet since November 2003. Mr. Bregman is currently a private investor focused on identifying new trends and potential beneficiaries mostly in the technology sector as well in other special situations where in-depth analysis could provide an edge. From 1988 to 2001, Mr. Bregman served as a Managing Director with CIBC/Oppenheimer. Mr. Bregman was involved in the development of CIBC/Oppenheimer’s high technology effort and was responsible for its telecommunication equipment research effort in general and the wireless communication area in particular, as well as its research on defense and Israeli companies. Mr. Bregman’s work was recognized by the Wall Street Journal and Institutional Investor All Star surveys. Until 2001, Mr. Bregman was also a partner in Genesis I, an Israeli-based venture capital fund, and also served on the investment committee of Genesis II. Prior to joining CIBC/Oppenheimer, he served as a research analyst at Hambrecht & Quist. Mr. Bregman also serves as a member of the board of directors for Team Telecom International Ltd. (TTI). Mr. Bregman received his MBA from Stanford University in 1986 and his BA from the Hebrew University of Jerusalem.

Alternate Directors

The Articles of Association of ViryaNet provide that a director may appoint, by written notice to the Company, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director of ViryaNet. Any alternate director will have all of the rights and obligations of the director appointing him or her. The alternate director may not act at any meeting at which the director appointing him or her is present. An alternate director may act as the alternate for only one director. Unless the time period or scope of any such appointment is limited by the appointing director, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. Currently, no alternate directors have been appointed.

Delegation of Power

Subject to the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that the director nominees set forth in Item 1 of the Proxy Statement of the Company dated December 4, 2006 shall be appointed as directors of the Company.”

The Board of Directors recommends a vote FOR all of the Directors Nominees.

ITEM 2

APPOINTMENT OF AUDITORS

At the Annual General Meeting, Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, will be nominated by the Company to serve as the independent auditors of the Company for the year ending December 31, 2006. Other than serving as the Company’s current independent auditors, Kost, Forer, Gabbay & Kasierer has no relationship with the Company or any affiliate of the Company.

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, appointed as the Company’s independent auditors for the fiscal year ending December 31, 2006, and that the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the nature of their services.”

The Board of Directors recommends a vote FOR the appointment of Kost, Forer, Gabbay & Kasierer as independent auditors of the Company.

ITEM 3

APPROVAL OF THE GRANT OF RESTRICTED SHARES TO DIRECTORS

OF THE COMPANY

The Company’s success depends to a significant extent on the performance of its Directors. The loss of the services of such Directors could have an adverse effect on the Company. In recognition of the importance of these Directors to the Company, the Board and its Audit Committee have approved, the grant of restricted shares to the following Directors under the terms of the Company’s 2005 Share Option Plans, as follows:

Director	Number of Restricted Shares to be granted	Restricted Period
Vladimir Morgenstern	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)
Mr. Arie Ovadia	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)
Manuel Sanchez Ortega	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans on a quarterly basis over a two year period, starting from the date of grant (*)
Ronit Lerner	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)
Lior Bregman	10,000	Restricted Shares shall be released from the Restricted Period under the 2005 Share Option Plans ratably on an annual basis over a two year period, starting from the date of grant (*)

(*)	The date of grant shall be the date shareholder approval is provided and the fair market value for these Restricted Shares will be equal to the closing price for the Company’s Ordinary Shares on The Nasdaq Capital Market on the date of grant. All Restricted Shares shall be released from the Restricted Period immediately upon the completion of one or more of the following events, whether by way of a consolidation, merger or reorganization of the Company or otherwise: (a) a sale of all or substantially all of Company’s issued share capital or assets to any other company, entity, person or a group of persons, or (b) the acquisition of more than 50% of Company’s equity or voting power by any shareholder or group of shareholders.

The Board of Directors and the Audit Committee will present the following resolution at the Annual General Meeting:

“RESOLVED, that following the approval and recommendation by the Board of Directors of the Company and the Audit Committee of the Board of Directors, in compliance with the requirements of the Companies Law, directors of the Company will be granted Restricted Shares of the Company as set forth in Item 3 of the Proxy Statement of the Company dated December 4, 2006.”

The Board of Directors recommends a vote FOR the approval of the grant of Restricted Shares to directors.

ITEM 4

AUTHORIZATION OF CONVERSION OF DEBT INTO PREFERRED A SHARES AND AMENDMENT TO THE ARTICLES OF ASSOCIATION

The Company’s success depends to a significant extent on its ability to strengthen its liquidity and financial flexibility, and to support future growth opportunities. As such, the Company believes that it is in its best interest to take the following actions: (a) the conversion of a debt of US$500,000 payable by the Company to Jerusalem High-tech Founders Ltd., a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, and in which Vladimir Morgenstern, a member of the Company’s Board of Directors, has an economic interest, into Preferred A Shares at a conversion price equal to US$1.53 per each Preferred A Share, and (b) an amendment to the Company’s Articles of Association in the form attached to the Proxy Statement in order to increase the number of authorized Preferred A Shares to allow such conversion as well as additional conversions into Preferred A Shares in the future.

Jerusalem High-tech Founders Ltd. purchased the $500,000 debt from LibertyView Special Opportunities Fund, LP (“LibertyView”). The debt to LibertyView is under the terms of the 7 1/2 % Convertible Note of the Company dated August 5, 2005.

The Jerusalem High-tech Founders Ltd.’s debt conversion shall be consummated under the same terms and conditions as LibertyView’s $2,000,000 debt conversion which was previously approved by shareholders and consummated by the Company on June 2, 2006. The Preferred A Shares issued upon conversion shall be identical to the Preferred A Shares previously issued by the Company upon such conversion of LibertyView’s debt, shall have all rights and privileges as the Company’s Ordinary Shares (including, without limitation, voting rights on an as-converted basis), and shall have preference over the Ordinary Shares in any distribution to the Company’s shareholders, all as set forth in the Articles. The Preferred A Shares may be converted at any time by the holder(s) thereof, on a 1 to 1 basis, into Ordinary Shares.

The Board of Directors will present the following special resolution at the Special General Meeting:

“RESOLVED, that following the approval and recommendation by the Board of Directors of the Company, in compliance with the requirements of the Companies Law and NASDAQ regulations, to authorize and approve the following: (a) the conversion of a debt of US$500,000 owed by the Company to Jerusalem High-tech Founders Ltd., a company controlled by Samuel HaCohen, the Company’s Chairman of the Board of Directors, into Preferred A Shares at a conversion price equal to US$1.53 per each Preferred A Share, and (b) an amendment to the Company’s Articles of Association in the form attached to the Proxy Statement in order to increase the number of authorized Preferred A Shares to allow such conversion as well as additional conversions into Preferred A Shares in the future.

The Board of Directors recommends a vote FOR the conversion of the debt and the Amendments to the Articles required to affect such conversion.

ITEM 5

APPROVAL OF REVERSE SHARE SPLIT

The Board of Directors recommends to the shareholders that they amend the Company’s Articles of Association (the “Articles”) to effect a reverse share split of the Company’s authorized and issued and outstanding Ordinary Shares and Preferred A Shares at a ratio to be determined by the Board of Directors of the Company, in its sole discretion, such that when multiplied by the closing price of the Ordinary Shares on the business day preceding the effective date of the reverse share split such price per Ordinary Share shall result in a product between $4.00 and $6.00 (the “Reverse Split”). Any fractional shares which result from this Reverse Split will not be issued, but will be rounded up and exchanged for one (1) whole share. The exact ratio of this Reverse Split, and the decision whether to implement the Reverse Split shall be determined by the Company’s Board of Directors in its sole discretion no later than May 1, 2007. If the Reverse Split is implemented, Article 4 of the Articles shall be amended to reflect the new par value of the Company’s shares.

If the shareholders approve the Reverse Split, and the Board of Directors decides no later than May 1, 2007 to implement the Reverse Split, the Company will issue a press release notifying the shareholders of the effectiveness of the Reverse Split. Notwithstanding the foregoing, the Board of Directors of the Company reserves the right, notwithstanding shareholders approval, and without further action by the shareholders, to abandon the Reverse Split, if the Board of Directors, in its sole discretion, determines that the Reverse Split is no longer in the best interests of the Company and its shareholders.

REASONS FOR THE REVERSE SPLIT:

The primary reason for the Reverse Split is to combine the outstanding Ordinary Shares of the Company in order to increase the price per Ordinary Share and to attempt to achieve compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. Effective on May 29, 2006, The Nasdaq Capital Market instituted Marketplace Rule 4320 (e)(2)(E)(i) requiring non-Canadian foreign issuers to meet the minimum $1.00 bid price requirement on The Nasdaq Capital Market for continued listing. On July 26, 2006, the Company received a letter from The Nasdaq Capital Market notifying the Company that it’s Ordinary Shares failed to maintain a minimum bid price of $1.00 for thirty consecutive business days as required by the continued listing maintenance standards and provided the Company 180 calendar days, or until January 22, 2007, to regain compliance by maintaining a closing bid price of at least $1.00 for a minimum of 10 consecutive business days.

As of November 29, 2006, the closing bid price for the Company’s Ordinary Share was $0.93. Since July 26, 2006, the closing bid price for the Company’s Ordinary Share ranged from $0.77 to $1.03, and during this period the closing bid price had closed at $1.00 or higher for only 6 consecutive days and the Company has been unable to maintain a closing bid price per Ordinary Share of $1.00 for a minimum of ten consecutive trading days. If the Company does not maintain a closing bid price of at least $1.00 per Ordinary Share for a minimum of ten consecutive trading days prior to January 22, 2007, it is highly likely that the Company will be informed by The Nasdaq Capital Market that it will be delisted.

In addition to the requirement that the Company’s Ordinary Shares have a minimum bid price of at least $1.00 per share, in order for the Company’s Ordinary Shares to remain listed on The Nasdaq Capital Market, the Company is required to continue to comply with several maintenance standards for continued listing, including the requirements (i) that the Company maintains (a) shareholders’ equity of at least $2.5 million, (b) market value of $35.0 million or (c) net income from operations of $0.5 million in the last fiscal year or in two of the last three fiscal years, (ii) that the Company has at least 500,000 shares held by persons or entities other than its officers, directors and beneficial owners of more than 10% of the Ordinary Shares (the “Public Float”), (iii) that the Company has an aggregate market value of Public Float of at least $1.0 million, (iv) that the Company has at least two market makers, (v) that the Company has at least 300 shareholders who hold at least 100 Ordinary Shares each, and (vi) that the Company shall be in compliance with all corporate governance under rules 4350 and 4351 (the foregoing requirements are collectively referred to as the “Maintenance Standards”).

In determining the exact ratio of the Reverse Split, if the shareholders approve the Reverse Split and the Board of Directors decides to implement such Reverse Split, the Company’s Board of Directors, among other things, will consider the minimum bid price requirement, and the bid price of the Company’s Ordinary Shares at the time the Reverse Split is to be effected. The Reverse Split would decrease the number of issued and outstanding Ordinary Shares (and Preferred A Shares), presumably increasing the market price of the Ordinary Shares; however, the price per Ordinary Shares is also based on the Company’s financial performance and other factors, some of which may be unrelated to the number of Ordinary Shares outstanding. Accordingly, there can be no assurance that the closing bid price of the Ordinary Shares after the Reverse Split will increase in an amount proportionate to the decrease in the number of issued and outstanding shares or will increase at all or that any increase can be sustained for a prolonged period of time. Even if the Company is able to meet the $1.00 bid price requirement after the Reverse Split, there can be no assurance that the Company will be able to maintain compliance with all of the requirements of the current Maintenance Standards. If the Company fails to maintain compliance with one or more requirements of the current Maintenance Standards, the Company’s Ordinary Shares would be subject to delisting from The Nasdaq Capital Market. Further, even if the closing bid price of the Company’s Ordinary Shares is at least $1.00 after the Reverse Split, there can be no assurances that the Company will not be informed by The Nasdaq Capital Market on or about January 22, 2007 that it will be delisted. However, if the Company requests and is granted a hearing with The Nasdaq Capital Market, the Company’s delisting may be stayed pending the outcome of the Company’s hearing. There can be no assurances that the outcome of such a hearing would result in the Company’s continued listing on The Nasdaq Capital Market.

Assuming the price per Ordinary Share increases following the effectiveness of the Reverse Split, the Company believes that the financial community’s and investing public’s perception of the Company’s Ordinary Shares as an investment will improve and that the Company’s Ordinary Shares will appeal to a broader market. Due to the extreme volatility of low-priced stocks, the Company believes that low-priced stocks may be negatively perceived by the investment community. For example, some brokers may be reluctant to, or may not, recommend the purchase of low-priced stocks to their clients, and certain institutional investors may be prohibited from purchasing such stocks or choose not to purchase such stocks. As a result of this limited demand, the price per Ordinary Share may be adversely affected. The Board of Directors believes that additional interest in the Company’s Ordinary Shares by the investment community is desirable and could result in additional demand for the Company’s Ordinary Shares, potentially increasing the bid price of the Ordinary Shares, and could encourage a more stable trading market for the Company’s Ordinary Shares; however, there can be no assurance that additional demand will develop or that the trading market for the Company’s Ordinary Shares will become more stable.

There can be no assurance that the total value of the Company’s Ordinary Shares will not immediately decrease after the mailing of this Proxy Statement to the Company’s shareholders and/or after the consummation of the Reverse Split. Finally, to the extent that a shareholder’s holding is reduced by reason of the Reverse Split to less than 100 Ordinary Shares, the brokerage fees for the sale of such shares will in all likelihood be higher than the brokerage fees applicable to the sale of round lots of shares (shareholders holding more than 100 Ordinary Shares).

CERTAIN OTHER EFFECTS OF THE REVERSE SPLIT:

Consummation of the Reverse Split would decrease the number of authorized and outstanding Ordinary Shares and Preferred A Shares in accordance with the actual exchange ratio to be determined by the Board of Directors.

Subject to the provisions for elimination of fractional Ordinary Shares and Preferred A Shares as described above, consummation of the Reverse Split will not result in a change in the relative equity position or voting power of the holders of Ordinary Shares and Preferred A Shares or the contingent equity position of holders of stock options to purchase Company’s Ordinary Shares.

In addition, the Ordinary Shares available for issuance under the Company’s stock option plans will be reduced to reflect the Reverse Split, and the other relevant terms and provisions of the Company’s share option plans will be appropriately adjusted. The number of Ordinary Shares issuable upon exercise of outstanding share options issued under the Company’s share option plans will be reduced to give effect to the Reverse Split and the exercise prices for such share options will be increased to give effect to the Reverse Split.

MANNER OF EFFECTING THE REVERSE SPLIT:

The ratio of the Reverse Split may be determined by the Board of Directors of the Company, in its sole discretion, such that when multiplied by the closing price of the Ordinary Shares on the business day preceding the effective date of the Reverse Split the price per Ordinary Share shall result in a product between $4.00 and $6.00. If the Reverse Split is implemented, Section 4 of the Articles will be amended to reflect the new par value of the Ordinary Shares. The Reverse Split may be implemented no later than May 1, 2007. If the Reverse Split is implemented, the Company will notify the Company’s shareholders of the effectiveness of the Reverse Split by a press release. The Board of Directors reserves the right, notwithstanding shareholders approval and without further action by the shareholders, to elect not to proceed with the Reverse Split if the Board of Directors, in its sole discretion, determines that it is not in the Company’s best interests or the best interests of the Company’s shareholders to do so.

On the effective date of the Reverse Split, the applicable number of Ordinary Shares and Preferred A Shares will automatically be combined and changed into one (1) “new” Ordinary Share or Preferred A Shares, and each share certificate representing Ordinary Shares and Preferred A Shares before such date would be deemed for all corporate purposes to evidence ownership of the reduced number of shares of Ordinary Shares or Preferred A Shares resulting from the Reverse Split. No additional action on the part of the Company or any shareholder will be required in order to effect the Reverse Split. Shareholders will be requested to exchange their certificates representing shares held prior to the Reverse Split for new certificates representing the “new” shares issued as a result of the Reverse Split. Shareholders will be furnished the necessary materials and instructions to effect such exchange by the Company’s transfer agent promptly following the effective date of the Reverse Split. Certificates representing shares held prior to the Reverse Split subsequently presented for transfer will not be transferred on the books and records of the Company until the certificates representing such shares have been exchanged for certificates representing the “new” shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATES AND SHOULD NOT SUBMIT ANY SHARE CERTIFICATES UNTIL REQUESTED TO DO SO.

No fractional “new” shares will be issued to any shareholder. Any fractional shares which would result from the Reverse Split will not be issued, but will be rounded up and exchanged for one (1) whole “new” share. Accordingly, shareholders of record who would otherwise be entitled to receive fractional “new” shares will, upon surrender of their certificates representing shares held prior to the Reverse Split, receive one (1) “new” share in lieu of such fractional share.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SPLIT:

The following discussion of the United States federal income tax consequences of the Reverse Split is based on the Internal Revenue Code of 1986, as amended, current and proposed Treasury Regulations, judicial decisions and published positions of the Internal Revenue Service, all as in effect on the date of this Proxy Statement, and all of which are subject to change, possibly with retroactive effect. It is not intended to be a complete discussion of all of the United States federal income tax consequences of the Reverse Split or of the purchase, ownership, and disposition of the Company’s shares. This discussion does not address all aspects of United States federal income taxation that may be relevant to a person based on particular circumstances. For example, the following discussion does not address the United States federal income tax consequences of the purchase, ownership and disposition of the shares if the person: controls or owns, directly, indirectly or through attribution 10% or more of the Company’s shares by vote or value; is a broker-dealer, insurance company, tax-exempt organization, or financial institution; or holds the shares as part of an integrated investment comprised of the shares and one or more other positions. The following discussion also does not address any aspect of state, local or non-United States tax laws or any aspect of United States estate or gift taxation and does not address aspects of United States federal income taxation applicable to United States holders holding options, warrants or other rights to acquire the Company’s shares, or who otherwise receive the Company’s shares as compensation. Further, this summary generally considers only United States holders that hold their shares as capital assets and does not consider the tax treatment of holders who are partnerships or who hold shares through a partnership or other pass-through entity.

This discussion assumes that the Company will not be treated as a controlled foreign corporation. Under the Internal Revenue Code, a controlled foreign corporation generally means any foreign corporation if, on any day during its taxable year, more than fifty percent of either (i) the total combined voting power of all classes of stock of the corporation entitled to vote, or (ii) the total value of the stock of the corporation, is owned, directly, indirectly or by attribution, by United States persons who, in turn, own directly, indirectly or by attribution, ten percent or more of the total combined voting power of all classes of stock of the corporation entitled to vote. This discussion also assumes that the Company is not, has not been and will not become a passive foreign investment company (a “PFIC”) for United States federal income tax purposes. The Company will be a PFIC if (i) 75% or more of its gross income in a taxable year, including the pro rata share of the gross income of any company, United States or foreign, in which the Company is considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value (or possibly the adjusted bases of the Company’s assets in particular circumstances) of the Company’s assets, including the pro rata share of the assets of any company in which the Company is considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If the Company is or becomes a PFIC, many of its United States holders will be subject to adverse tax consequences, including: (i) taxation at the highest ordinary income tax rates in effect during their holding period on some distributions on the Company’s shares and gain from the sale or other disposition of the Company’s shares; (ii) an interest charge on taxes allocable to prior periods; and (iii) no increase in the tax basis of the Company’s shares to fair market value at the dates of their death. In certain cases, a United States holder may minimize the tax consequences of owning stock of a PFIC by making a qualified electing fund election (a “QEF election”). United States holders are urged to consult their tax advisors about the PFIC rules, including the specific rules, requirements and tax consequences of making QEF elections and other elections.

This discussion does not apply to any person who is not a United States holder or to any person who holds shares other than shares. For purposes of this discussion, a person is a United States holder if such person holds shares and if such person is: a citizen or resident of the United States; a partnership or a corporation or other entity taxable as a corporation organized under the laws of the United States or of any state of the United States or the District of Columbia; an estate the income of which is includible in gross income for United States federal income tax purposes regardless of source; or a trust, if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions.

The combination and exchange of the shares held prior to the Reverse Split into “new” shares is intended to be a tax-free transaction. To the extent that the fair market value of the “new” shares to be received by a United States holder equals the fair market value of the “old” shares held by such United States holder prior to the Reverse Split, the “new” shares received by that United States holder generally will have (i) a holding period that includes the period during which the “old” shares were held, and (ii) a tax basis equal to the tax basis of the “old” shares. Each United States holder is urged to consult his, her or its own tax advisor to determine the tax consequences of receiving “new” shares with a fair market value exceeding the fair market value of the “old” shares.

This discussion should not be considered tax advice, and United States holders of the Company’s shares are advised to consult their own tax advisors concerning the United States federal, state, local and non-United States tax consequences of the Reverse Split in their particular situations.

The Board of Directors and the Audit Committee will present the following resolution at the Annual General Meeting:

“RESOLVED, that the Company’s Board of Directors shall be authorized to affect a reverse share split as set forth on Item 5 of the Proxy Statement of the Company dated December 4, 2006.”

The Board of Directors recommends a vote FOR approval of Item 5.

ADDITIONAL MATTERS FOR DISCUSSION

CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

FOR THE YEAR ENDED DECEMBER 31, 2005

The Company’s Annual Report on Form 20-F for the year ended December 31, 2005 can be found in the Company’s website at the following link: http://www.viryanet.com/company/investors. Alternatively, you may contact the Company if you wish to receive a printed version of the Company’s Annual Report. The Company’s Consolidated Financial Statements for the year ended December 31, 2005 are included in such report. At the Meeting, the Directors will review the Management’s report on the business of the Company for the year ended December 31, 2005, as presented in the Company’s Annual Report for the year ended December 31, 2005, and will answer appropriate questions relating thereto.

OTHER BUSINESS

Management of the Company knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

Albert A. Gabrielli

Chief Financial Officer

December 4, 2006

APPENDIX A

Amendment to the Articles of Association

The first paragraph of Article 4 of the Company’s Articles of Association shall be replaced in its entirety by the following paragraph:

“The share capital of the Company shall consist of NIS 25,000,000 consisting of 23,000,000 Ordinary Shares (the “Ordinary Shares”), each having a nominal value of NIS 1.0 and 2,000,000 Preferred A Shares (the “Preferred Shares”), each having a nominal value of NIS 1.0. The powers, preferences, rights, restrictions, and other matters relating to the Ordinary Shares are as set forth in the following Articles. Warrants and options shall not be considered as shares for purposes of these Articles. The Ordinary Shares all rank pari passu in all respects except as set forth in the warrant itself.”

A-1